

October 7, 2013

Via E-mail
Richard Sharff, Esq.
Executive Vice President, General Counsel and Corporate Secretary
ASC Acquisition LLC
3000 Riverchase Galleria, Suite 500
Birmingham, AL 35244

> **Re:** **ASC Acquisition LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2013**
> **File No. 333-190998**

Dear Mr. Sharff:

We have reviewed your amended registration statement and response letter filed October 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Consolidated Results, page 81
Equity-Based Compensation, page 97

1. We acknowledge your response to comment five. The revised disclosure states "The changes in fair value from period to period are a result of revisions of estimated future cash flows as well as changes in the WACC." For each issuance of equity securities, please quantitatively disclose the significant factors and assumptions you describe that are revised from period to period.

Financial Statements, page F-1

2. With regard to your significance computations in your response to comment six, in calculating the denominator it appears you excluded <u>net</u> income attributable to the non-controlling interest. In computing the denominator to use in the test you should exclude the

portion of the registrant's income or loss <u>before</u> income tax expenses attributable to any non-controlling interests.  Please provide revised significance tests and any additional financial statements required by Rule 3-09 of Regulation S-X.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     <u>Via E-mail</u>
        Helena K. Grannis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006